                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1 to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934

                             ARMOR ENTERPRISES, INC.
                 (Name of Small Business Issuer in its charter)

          FLORIDA                                              65-0853784
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                          Identification Number)

                      11789, 79A Avenue, Delta, BC, V4C 1V7
              (Address of principal executive offices and Zip Code)

         Issuer's telephone number, including area code: (604) 605-0507

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                                (Title of Class)



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                      ARMOR ENTERPRISES, INC. - FORM 10-SB

Table of Contents                                                           Page
                                     Part I

Item 1.  Description of Business..............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation............9

Item 3.  Description of Property..............................................10

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management.......................................10

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........11

Item 6.  Executive Compensation...............................................12

Item 7.  Certain Relationships and Related Transactions.......................12

Item 8.  Description of Securities............................................12

                                     Part II

Item 1.  Market for Common Equity and Related
                  Stockholder Matters.........................................13

Item 2.  Legal Proceedings....................................................14

Item 3.  Changes in and Disagreements with Accountants........................15

Item 4.  Recent Sales of Unregistered Securities..............................15

Item 5.  Indemnification of Directors and Officers............................15

                                    Part F/S

Financial Statements..........................................................16

                                    Part III

Item 1.  Index to Exhibits....................................................18

Signatures....................................................................18



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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Armor Enterprises, Inc. (hereinafter "The Company"), a development stage company, was incorporated on June 5, 1998 under the laws of the State of Florida, under the name Armor Software, Inc. having the stated purpose of engaging in any lawful practice or activity. Its Articles of Incorporation provided for authorized capital of one hundred and ten million (110,000,000) shares of which one hundred million (100,000,000) are $0.001 par value Common Stock and ten million (10,000,000) are $0.001 par value preferred stock.

On August 30, 1998, the shareholders of the Company approved an amendment to the Articles of Incorporation, changing the name of the Company to Armor Enterprises, Inc. The amended articles were filed with the State of Florida on August 31, 1998. The Company was formed with the purpose of developing privacy encryption software for the Internet. The Company was unable to raise enough capital to finance its research and development of the software while other larger companies began addressing privacy issues, making the Company's proposed software obsolete. After efforts to develop the business failed, all efforts were abandoned in mid 2000.

The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and its principal business purpose now is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company

On March 23, 2001, the Company entered into a Share Exchange Agreement with AirCare Installations, Inc., a British Columbia company carrying on an automotive parts business in British Columbia. Under the terms of the Share Exchange Agreement, the Company exchanged 17,000,000 share of its common stock for all of the issued and outstanding shares of AirCare Installations, Inc. and a private placement financing for $100,000 was to be conducted into the Company.

The terms of the Share Exchange Agreement were not met, and on August 31, 2001, the Company entered into a Share Exchange Termination Agreement which terminated and rendered null and void the Share Exchange Agreement entered into on March 23,2001.

The Company has never engaged in an active trade or business and has never been able to move beyond the development stage since inception. The Company charter was suspended (subject to reinstatement) by the State of Florida in September 2001 for inactivity and failure to pay annual fees and costs. Its active status was reinstated on November 22, 2002, upon payment of all past due fees and costs.

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The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. When the registration statement becomes effective, the Company will be obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting new business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company's principal executive offices are located at: 11789, 79A Avenue, Delta, BC, V4C 1V7.

Business of Issuer
------------------

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities
---------------------------------

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

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Other than the Company's officers and directors and legal counsel, the Company has not yet engaged any outside consultants for the purpose of searching for potential business opportunities. The Company has also engaged support staff to assist in the filing of this Form 10SB and will continue to engage administrative and other staff on an as-needed basis. The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

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Form of Potential Acquisition or Merger
---------------------------------------

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current status and its concomitant lack of significant assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be subject to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a possibility that the Company might sell its securities to its management or affiliates.

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In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholders would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

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Competition
-----------

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities
----------

The Company's principal place of business is 11789, 79A Avenue, Delta, BC, V4C 1V7. The value of the use of the Company's facilities provided by management is estimated at $100/month. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments
-----------------

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

The Company is considered a development stage company with limited assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by loans from the President of the Company (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

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In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation
-----------------

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to incur expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's President and sole Director will defer payment of all accrued compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide his remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has engaged its officers and directors and legal counsel to assist in the search for business opportunities. The Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of November 25, 2002, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                         Amount and Nature of           Percent
Beneficial Owner                         Beneficial Ownership           of Class

Peter Braun                                   1,067,333                    7.8%
President, Secretary, Treasurer
and sole Director
11789 - 79A Avenue
Delta, BC  V4C 1V7

Della Breland                                 1,085,000                    7.9%
Box 154
Anola, Manitoba  R0E 0A0

Ray Breland                                   1,085,000                    7.9%
Box 154
Anola, Manitoba  R0E 0A0

Christine Dunn                                1,085,000                    7.9%
Box 8
St. Anne's, Manitoba  R5H 1R2

Shelly Dunn                                   1,085,000                    7.9%
9692 150-1st Street
Surrey, BC  V3R 8W7

Vern Dunn                                     1,085,000                    7.9%
Box 8
St. Anne's, Manitoba  R5H 1R2

Karin Braun                                   1,085,000                    7.9%
#3, 6300 Cottonwood Street
Delta, BC  V4E 3M4

Thomas Braun                                  1,085,000                    7.9%
Suite 309, 837 West Hastings Street
Vancouver, BC  V6C 3N6

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ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company and their respective ages are as follows:

Name                Age          Position
----                ---          --------

Peter Braun         65           President, Treasurer, Secretary, Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Peter Braun, Ph.D.
President, Treasurer, Secretary and sole Director
-------------------------------------------------

Dr. Braun began his professional career in 1958, with International Business Machines (IBM), as a Customer Engineer. At the age of 30 he decided to study vocational education, and to complete his doctorate in Educational Psychology at the University of Alberta. He then returned to IBM and served as an Educational Consultant in various worldwide locations, including Belgium, Germany, and Italy.

In 1977, he moved to Canada, changing careers to become a teacher-trainer at the University of British Columbia. He has also taught teacher-preparation courses at California State Polytechnic University. He is internationally well-known for his many teacher training workshops and seminars at Colleges and Universities in Canada and the United States.

Since 1997 to present Dr. Braun has been self-employed in the real estate development market and since August 2001 he has been President of Armor Enterprises, Inc.

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ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. The Company has accrued officer compensation since June 30, 2001, of $5,625 for officer compensation as of September 30, 2002, based on $625 per calendar quarter.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This item is not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock
-------------

The Company is authorized to issue one hundred million (100,000,000) shares of Common Stock and ten million (10,000,000) shares of Preferred Stock As of December 18, 2002 there were 13,717,333 shares outstanding held of record by 35 stockholders and no preferred shares are issued or outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer agent and registrar
----------------------------

The transfer agent and registrar for the Company's Stock is Holladay Stock Transfer, Inc. of 2939 North 67th Place, Scottsdale, Arizona, 85251

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's Common Stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common shares are currently quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets") under the stock symbol ARME.

The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the commission comment period for this Form 10-SB. The Company's application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

The Company's Common Stock is traded in the Pink Sheets, and are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

At November 25, 2002 there were 35 holders of record of the Company's Common Stock and the Company has issued and outstanding 13,717,333 shares of Common Stock. Of these shares 5,055,000 are free trading and 8,662,333 are restricted. The restricted shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

On January 21, 2000, in response to a request from the NASD Regulation staff, the Division of Corporation Finance of the SEC issued a staff interpretation on the free trading status of securities initially issued by blank check companies in a number of factual scenarios. Richard Wulff, Chief of the Office of Small Business, opined that in the several scenarios put forward by the NASD, the blank check Issuer would not be able to rely upon the availability of Rule 144 or Section 4(1) of the Securities Act, and the shares issued by the blank check company would not be freely tradeable without registration under the Securities Act. Further information may be found in the NASD Notice to Members 00-49.

Dividend Policy
---------------

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2. LEGAL PROCEEDINGS

On May 16, 2002, a Notice of Claim was filed in Small Claims Court in the Province of British Columbia against the Company by two individuals (the "Plaintiffs"). The Plaintiffs claim breach of a verbal contract an are claiming damages of $5,050. The Company denies ever entering into a verbal or other contract with the Plaintiffs and denies all allegations asserted by the Plaintiffs. The Company believes this to be a nuisance lawsuit and intends to vigorously defend against all claims made against it. The Company believes it will be successful in defending its position. However, should the Plaintiffs be successful in the action, the Company does not believe that it will have a material effect on the operations of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Item 14 is not applicable to this Form 10-SB.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Other than the transactions described below, the Company has not sold any other unregistered securities within the past three years:

On February 8, 2000, the Company issued 150,000 shares of common stock for $0.10 per share in a private placement offering for a total dollar amount of $15,000, the proceeds of which were used for the general corporate expenses of the Company. The shares were issued under Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and bear a Rule 144 restrictive legend.

On March 23, 2001, the Company issued 17,000,000 common shares to Jarrett Fairlie pursuant to a Share Exchange Agreement. The shares were issued under
Section 4(2) of the Securities Act of 1933, as amended and/or Regulation S, and were restricted securities under Rule 144 restrictive legend.

On August 31, 2001, the Company cancelled the 17,000,000 common shares issued to Jarret Fairlie on March 23, 2001 pursuant to a Share Exchange Termination Agreement. The Company entered into the Termination Agreement as a result of the terms of the original Share Exchange Agreement having not been met.

On December 18, 2002, the Company converted $6,540.45 of debt owed to Peter Braun, the Company's President, into 1,067,333 common shares for a deemed value of $0.006 per share. The current share price quoted on the OTC Pink Sheets was $0.001 per share at that time.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act ("Nevada Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Florida Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

                                    PART F/S

FINANCIAL STATEMENTS

The Company's financial statements for the years ended June 30, 2001 and 2002 have been examined to the extent indicated in the reports by Ivan Braverman, Certified Public Accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages in response to Part F/S of this Form 10-SB.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report...............................................F-1

Balance Sheet.............................................................F-2

Statement of Operations...................................................F-3

Statement of Stockholder's Equity.........................................F-4

Statement of Cash Flows...................................................F-5

Notes of Financial Statements.............................................F-6

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Armor Enterprises, Inc.
Vancouver, BC

We have audited the accompanying balance sheet of Armor Enterprises, Inc. (a Florida corporation in the development stage) as of June 30, 2002, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armor Enterprises, Inc., Inc., as of June 30, 2002, and the results of its operations and its cash flows for each of each of the years in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has not commenced operations. Its ability to continue as a going concern is dependent upon its ability to develop additional sources of capital, and/or achieve profitable operations. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Braverman & Company, P.C.

Braverman & Company, P.C.
Prescott, Arizona
November 23, 2002

                             ARMOR ENTERPRISES, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                                TABLE OF CONTENTS


Part I Financial Information                                                Page

   Item 1. Financial Statements:

      Condensed Balance Sheets
      December 31, 2002 (unaudited) and June 30, 2002.......................   2

      Condensed Statements of Operations for the three and six months ended December 31, 2002 and 2001 (unaudited), and cummulative
      from inception on June 5, 1998 through December 31, 2002 (unaudited)..   3

      Condensed Statements of Cash Flows for the six months ended
      December 31, 2002 and 2001 (unaudited), and cummulative from
      inception on June 5, 1998 through December 31, 2002 (unaudited).......   4

      Statement of Changes in Stockholders' equity for the period from
      inception on June 5, 1998 to December 31, 2002 (unaudited)............   5

      Notes to Financial Statements (unaudited).............................   6

   Item 2. Plan of operation................................................   7


                               ARMOR ENTERPRISES, INC.
                            (A Development Stage Company)
                                   BALANCE SHEETS

                                                        DECEMBER 31,     JUNE 30,
                                                            2002           2002
                                                        ------------   ------------
                                                        (unaudited)
                                       ASSETS
                                       ------

CURRENT ASSETS
  Cash held in trust by related party                   $       377    $     5,238
                                                        ------------   ------------

          Total Current Assets                                  377          5,238
                                                        ------------   ------------

                                                        $       377    $     5,238
                                                        ============   ============


                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

CURRENT LIABILITIES
  Shareholder advances                                  $        --    $     6,540
  Accrued payroll                                             6,250          5,000
                                                        ------------   ------------

          Total Current Liabilities                           6,250         11,540
                                                        ------------   ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, par value $.001, 10,000,000 shares
     authorized, none issued                                     --             --

  Common stock, par value $.001, 100,000,000 shares
     authorized, 12,650,000 issued and outstanding           13,717         12,650
  Paid-in capital                                            23,073         17,600
  Contributed capital                                         3,000          2,400
  Deficit accumulated during development stage              (45,663)       (38,952)
                                                        ------------   ------------

          Total Stockholders' Equity                         (5,873)        (6,302)
                                                        ------------   ------------

                                                        $       377    $     5,238
                                                        ============   ============





                   SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                          F-2


                                              ARMOR ENTERPRISES, INC.
                                           (A Development Stage Company)
                                             STATEMENTS OF OPERATIONS
                                                    (UNAUDITED)

                                                                                                   CUMMULATIVE
                                         THREE MONTHS ENDED             SIX MONTHS ENDED               FROM
                                             DECEMBER 31,                  DECENBER 31,            JUNE 5, 1998
                                    -----------------------------   ----------------------------  (INCEPTION) TO
                                        2002            2001            2002            2001     DECEMBER 31, 2002
                                    -------------   -------------   -------------   -------------   -------------
                                                                     (unaudited)     (unaudited)      (unaudited)

REVENUE                             $         --    $         --    $         --    $         --    $         --

EXPENSES:
   General and administrative              5,786           1,278           6,711           2,423          45,663
                                    -------------   -------------   -------------   -------------   -------------

         Total Expenses                    5,786           1,278           6,711           2,423          45,663
                                    -------------   -------------   -------------   -------------   -------------

NET (LOSS)                          $     (5,786)   $     (1,278)   $     (6,711)   $     (2,423)   $    (45,663)
                                    =============   =============   =============   =============   =============


NET INCOME PER COMMON SHARE-BASIC          *               *               *               *
                                    =============   =============   =============   =============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING          13,005,778      12,650,000      12,827,889      12,650,000
                                    =============   =============   =============   =============


* less than $.01 per share





                                  SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


                                                         F-3


                                        ARMOR ENTERPRISES, INC.
                                     (A DEVELOPMENT STAGE COMPANY)
                                       STATEMENTS OF CASH FLOWS
                                              (UNAUDITED)


                                                                                        CUMMULATIVE
                                                                 SIX MONTHS ENDED           FROM
                                                                    DECEMBER 31,         JUNE 5, 1998
                                                           ---------------------------  (INCEPTION) TO
                                                               2002           2001    DECEMBER 31, 2002
                                                           ------------   ------------   ------------
OPERATING ACTIVITIES:
   Net (loss) from operations                              $    (6,711)   $    (2,423)   $   (45,663)
   Contributions to capital                                        600    $       600          3,000
   Capital issued for services                                                                15,010
   Adjustments to reconcile net (loss) to net
     cash used by operating activities:
        Changes in:
          Trust funds                                            4,861    $       573           (377)
          Accrued payroll                                        1,250          1,250          6,250
                                                           ------------   ------------   ------------

        Net Cash provided (Used) by Operating Activities            --             --        (21,780)
                                                           ------------   ------------   ------------

FINANCING ACTIVITIES:
   Proceeds from sale of common stock                                                         15,240
   Shareholder loans                                                --             --          6,540
                                                           ------------   ------------   ------------

        Net Cash provided by Financing Activities                   --             --         21,780
                                                           ------------   ------------   ------------

NET INCREASE IN CASH                                                --             --             --

CASH, beginning of period                                           --             --             --
                                                           ------------   ------------   ------------

CASH, end of period                                        $        --    $        --    $        --
                                                           ============   ============   ============

SUPPLEMENTAL CASH FLOWS INFORMATION

Common stock issued in exchange for
   shareholder loan                                        $     6,540                   $     6,540
                                                           ============                  ============





                            SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                   F-4


                                                       ARMOR ENTERPRISES, INC.
                                                    (A DEVELOPMENT STAGE COMPANY)
                                            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                          (DEFICIT)
                                                                                                         ACCUMULATED
                                                    COMMON STOCK                                         DURING THE
                                             ---------------------------     PAID-IN      CONTRIBUTED    DEVELOPMENT
                                                SHARES        AMOUNT         CAPITAL        CAPITAL         STAGE           TOTAL
                                             ------------   ------------   ------------   ------------   ------------    -----------

Balances, inception                                   --    $        --    $        --    $        --    $        --    $        --
  Shares issued January 10, 1998,
     for services                              5,250,000          5,250          5,250
  Net loss for the year                                                                                       (5,250)        (5,250)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, JUNE 30, 1998                        5,250,000          5,250             --             --         (5,250)            --
  Shares issued August 31, 1998,
     for cash                                     21,000             21            189                                          210
  Shares issued August 31, 1998,
     for services                                976,000            976          8,784                                        9,760
  Shares issued September 30, 1998,
     for cash                                      1,000              1              9                                           10
  Shares issued October 12, 1998,
     for cash                                      2,000              2             18                                           20
  Net loss for the year                                                                                      (10,000)       (10,000)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, JUNE 30, 1999                        6,250,000          6,250          9,000                       (15,250)            --
  2 for 1 forward stock split,
     August 31, 1999                           6,250,000          6,250         (6,250)                                          --
  Shares issued February 8, 2000
     for cash                                    150,000            150         14,850                                       15,000
  Net loss for the year                                                                                       (5,275)        (5,275)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, JUNE 30, 2000                       12,650,000         12,650         17,600                       (20,525)         9,725
  Contributed capital-office overhead                                                           1,200                         1,200
  Net loss for the year                                                                                      (14,155)       (14,155)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, JUNE 30, 2001                       12,650,000         12,650         17,600          1,200        (34,680)        (3,230)
  Contributed capital-office overhead                                                           1,200                         1,200
  Net loss for the year                                                                                       (4,272)        (4,272)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, JUNE 30, 2002                       12,650,000         12,650         17,600          2,400        (38,952)        (6,302)
(UNAUDITED)
  Contributed capital-office overhead                                                             300                           300
  Net loss for the three months                                                                                 (925)          (925)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, SEPTEMBER 30, 2002 (UNAUDITED)      12,650,000         12,650         17,600          2,700        (39,877)        (6,927)
  Contributed capital-office overhead                                                             300                           300
  Shares issued December 18,
     2002 @ $.0061 per share for
     shareholder loan                          1,067,333          1,067          5,473                                        6,540
  Net loss for the three months                                                                               (5,786)        (5,786)
                                             ------------   ------------   ------------   ------------   ------------    -----------

BALANCES, DECEMBER 31, 2002 (UNAUDITED)       13,717,333         13,717         23,073          3,000        (45,663)        (5,873)
                                             ============   ============   ============   ============   ============   ============



                                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                                                  F-5

                             ARMOR ENTERPRISES, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
              (The information for December 31, 2002 is unaudited)


Note 1. BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position as of December 31, 2002 and the results of its operations and cash flows for the three and six months ended December 31, 2002 and 2001. Operating results for the six months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the year ended June 30, 2003.

These condensed financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Form 10-SB for the year ended June 30, 2002.

Note 2. SHARES ISSUED IN EXCHANGE FOR SHAREHOLDER LOAN

On December 18, 2002, the Company issued 1,067,333 shares in exchange for the outstanding shareholder loan of $6,540 as of that date. The per share price was $.0061.

ITEM 2. PLAN OF OPERATION

For the near term, the Company continues to seek merger and/or acquisition candidates. It has had no operations since inception and is financially dependent on its shareholders and/or management, who have financed its existence to date. Management of the Company believes that its shareholders and/or management will continue to provide the finances the Company requires, without the need to raise additional capital.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.       Exhibit Name

3.1.1 (1)   Articles of Incorporation dated June 5, 1998
3.1.2 (1)   Articles of Amendment dated August 31, 1999
3.2 (1)     Bylaws
4 (1)       Text of stock certificate for common stock
10.1 (1)    Share Exchange Agreement dated March 23, 2001
10.2 (1)    Share Exchange Termination Agreement dated August 31, 2001
23 (1)      Consent of Ivan Braverman, independent certified public accountant

(1) Previously filed as an exhibit to the Company's Form 10-SB as filed on January 6, 2003 (File No.0-50144)

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ARMOR ENTERPRISES, INC.

Date:   February 14, 2003                  /s/ Peter Braun
                                           --------------------------------
                                           Peter Braun
                                           President